UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-C

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TOTAL LOGISTICS, INC.

(Name of Subject Company)

TITAN ACQUISITION CORP.

and

SUPERVALU INC.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

126948108

(CUSIP Number of Class of Securities)

JOHN P. BREEDLOVE

ASSOCIATE GENERAL COUNSEL & CORPORATE SECRETARY

SUPERVALU INC.

11840 VALLEY VIEW ROAD

EDEN PRAIRIE, MINNESOTA 55344

(952) 828-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

ROBERT A. ROSENBAUM, ESQ.

DORSEY & WHITNEY LLP

SUITE 1500

50 SOUTH SIXTH STREET

MINNEAPOLIS, MINNESOTA 55402

(612) 340-5681

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	NOT APPLICABLE
Filing Party:	NOT APPLICABLE
Form or Registration No.:	NOT APPLICABLE
Date Filed:	NOT APPLICABLE
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERVALU INC.

By:	/s/ John P. Breedlove
John P. Breedlove Associate General Counsel & Corporate Secretary

TITAN ACQUISITION CORP.

By:	/s/ John P. Breedlove
John P. Breedlove Vice President & Secretary

Dated: January 4, 2005

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Press Release issued by SUPERVALU INC. on January 4, 2005